SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)

4Net Software, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

35104P 10 5

(CUSIP Number)

Steven N. Bronson

4Net Software, Inc.

31248 Oak Crest Drive, Suite 110

Westlake Village, California 91361

(805) 416-7054

with a copy to:

James A. Prestiano, Esq.

631 Commack Road, Suite 2A

Commack, New York 11725

(631) 499-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 35104P 10 5

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven N. Bronson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

5,800,210
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

5,800,210
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,210

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

62.65%

14.	TYPE OF REPORTING PERSON

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 35104P 10 5	SCHEDULE 13D

Item 1. Security and Issuer.

Except as expressly restated and amended below, the Schedule 13D and amendments thereto as filed on behalf of Steven N. Bronson with respect to the shares of common stock, no par value per share (the “Common Stock”) of 4Net Software, Inc., a Delaware corporation, with its principal offices located at 31248 Oak Crest Drive, Suite 120, Westlake Village, California 91361 (the “Issuer” or “4Net”) remains in full force and effect. The Issuer recently reported that as of May 12, 2015, the Issuer had 9,261,017 shares of Common Stock outstanding.

Item 2. Identity and Background.

(a) This Amendment number 11 to Schedule 13D is filed on behalf of Steven N. Bronson.

(b) The business address of Mr. Bronson is 31248 Oak Crest Drive, Suite 110, Westlake Village, California 91361.

(c) Mr. Bronson is the Chairman, CEO and President of 4Net.

(d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Bronson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On June 23, 2015, Mr. Bronson acquired 10,000 shares of Common Stock in open market transactions at $0.044 per share. On June 23, 2015, Mr. Bronson also acquired 230,000 shares of Common Stock in open market transactions at $0.045 per share.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If the Reporting Person undertake any of the above described possible actions, the Reporting Person will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)(b) Mr. Bronson beneficially owns 5,800,210 shares of 4Net’s Common Stock, representing approximately 62.65% of the total shares of common stock deemed outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2015

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).